Exhibit 99.1

Announcement to the Market

Disclosure of results for the fourth quarter and from January to December of 2017,

according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and equity relates to the allowance for loan losses, that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for January to December 2017 are available at our website: www.itau.com.br/investor-relations

Comparison between BRGAAP1 and IFRS

R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications[2]	IFRS	BRGAAP	Adjustments and Reclassifications[2]	IFRS
	Dec/31/2017			Dec/31/2016
Total Assets	1.503.503	(68.534)	1.434.969	1.427.084	(73.843)	1.353.241
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives [3]	834.616	(9.718)	824.900	767.222	(16.395)	750.827
Loan Operations	493.595	(228)	493.367	491.225	(859)	490.366
(-) Allowance for Loan Losses [4]	(35.360)	7.465	(27.895)	(35.986)	9.014	(26.972)
Other Financial Assets [5]	111.780	(52.212)	59.568	106.458	(52.541)	53.917
Tax Assets [6]	59.648	(17.720)	41.927	61.210	(16.936)	44.274
Investments in associates and jointly controlled entities, Goodwill, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	39.224	3.879	43.102	36.954	3.875	40.829

Current Liabilities and Long Term Liabilities	1.364.565	(77.603)	1.286.964	1.299.869	(81.442)	1.218.427
Deposits	402.938	-	402.938	329.414	-	329.414
Deposits Received Under Securities Repurchase Agreements [3]	323.910	(11.276)	312.634	366.038	(16.874)	349.164
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	255.100	207	255.309	257.167	(228)	256.939
Other Financial Liabilities [5]	129.770	(52.157)	77.613	123.604	(51.772)	71.832
Reserves for Insurance, Private Pension and Capitalization	183.747	786	184.533	156.656	567	157.223
Provisions and Other Liabilities	48.660	(2.561)	46.098	49.320	(1.301)	48.019
Tax Liabilities [6]	20.440	(12.602)	7.839	17.670	(11.834)	5.836

Total Stockholders’ Equity	138.938	9.069	148.005	127.215	7.599	134.814
Non-controlling interests	12.014	1.152	13.165	11.625	607	12.232
Controlling Stockholders’ Equity [7]	126.924	7.917	134.840	115.590	6.992	122.582

[1]	BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
[2]	Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
[3]	Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
[4]	Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS;
[5]	Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as net effect of Assets and Liabilities;
[6]	Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies;
[7]	Conciliation of Controlling Stockholders’ Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below, the conciliation of the Result and Equity, and the conceptual description of the major adjustments.

Conciliation

R$ million

Adjustments	Equity	Result
	Dec/31/2017	4thQ/17	3rdQ/17	4thQ/16	jan-dec/17	jan-dec/16
BRGAAP - Values Attributable to Controlling Stockholders	126.924	5.821	6.077	5.543	23.965	21.639
(a) Allowance for Loan Losses	5.257	(291)	(89)	240	(457)	1.325
(b) Adjustment to market value of shares and quotas	186	-	-	-	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	450	(4)	(4)	(4)	(15)	(15)
(d) Effective interest rate	(84)	(7)	(2)	(5)	(8)	20
(e) Financial Leasing Operation	586	(40)	(33)	2	(131)	125
(f) Other adjustments	1.520	5	98	218	549	171
IFRS - Values Attributable to Controlling Stockholders	134.840	5.485	6.048	5.994	23.903	23.263
IFRS - Values Attributable to Minority Stockholders	13.165	195	(130)	(52)	365	319
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	148.005	5.680	5.918	5.942	24.268	23.582
Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used 8.

(b) On IFRS (IAS 39 and 32), stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(c) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

(e) Under IFRS (IAS 17) the financial leasing operations are recorded as Fixed Assets on the other hand of Other Financial Liabilities. On BRGAAP, as of September 30, 2015, the consideration of these transactions are now recorded in income in accordance with CMN Resolution No 3,617/08.

(f) Other Adjustments mainly comprise the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and the reversal of the Goodwill Amortizations pursuant the BRGAAP.

[8]	For more details see our Complete Financial Statements for Jaunuary to December, 2017

For comparison purposes, we present on the table below the Result and the Recurring Result according to the IFRS and the BRGAAP.

R$ million

Recurring Result	4thQ/17			3rdQ/17			jan-dec/17			jan-dec/16
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributale to Controlling Stockholders	5.821	5.485	(336)	6.077	6.048	(29)	23.965	23.903	(62)	21.639	23.263	1.624
Exclusion of the Non-Recurring Events	459	424	(35)	177	52	(125)	914	496	(418)	583	251	(332)
Provision Expenses for Citibank Integration	277	277	-	-	-	-	277	277	-	-	-	-
Goodwill Amortization	135	-	(135)	125	-	(125)	508	-	(508)	441	-	(441)
Disposal of IRB shares	-	-	-	(155)	(155)	-	(155)	(155)	-	-	-	-
Liability Adequacy Test	(145)	(45)	100	-	-	-	(165)	(74)	91	(109)	-	109
Civil Lawsuits - Economic Plans	-	-	-	61	61	-	101	101	-	224	224	-
Tax Contingencies and Legal Liabilities	184	184	-	9	9	-	226	226	-	6	6	-
Impairment	7	7	-	137	137	-	152	152	-	181	181	-
Program for the Settlement or Installment Payment of Taxes	-	-	-	-	-	-	-	-	-	(14)	(14)	-
Pension Fund	-	-	-	-	-	-	-	-	-	(130)	(130)	-
Others	-	-	-	-	-	-	(31)	(31)	-	(18)	(18)	-
Recurring Result - Attributable to Controlling Stockholders	6.280	5.909	(371)	6.254	6.100	(154)	24.879	24.399	(481)	22.222	23.514	1.291

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, February 5, 2018.

Alexsandro Broedel Lopes

Group Executive Finance Director and Investor Relations Officer

Itaú Unibanco Holding S.A.